Exhibit 99.1

Filed by: ThermoGenesis Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ThermoGenesis Corporation
Commission File No.: 333-82900

THERMOGENESIS AND TOTIPOTENTRX ANNOUNCE
DEFINITIVE MERGER AGREEMENT

Merger to Create Fully Integrated Regenerative Medicine Company

Combined Company to Offer Clinically Validated, Commercially Scalable, Point-Of-Care Cell Therapies for Major Therapeutic Markets

RANCHO CORDOVA AND LOS ANGELES, CA – July 16, 2013 – ThermoGenesis Corp. (NASDAQ: KOOL) (“ThermoGenesis”), a leading supplier of enabling technologies for the processing and storage of stem cells and other biological tissues, and TotipotentRx Corporation (“TotiRx”), a privately held California Corporation, which specializes in developing cell-based therapies in the field of regenerative medicine and is the exclusive provider of cell-based product and services to the Fortis Healthcare System, today announced that they have entered into a definitive merger agreement.  The combined company is expected to become one of the first fully integrated regenerative medicine companies, developing clinically validated, commercially scalable, point-of-care cell therapies for major therapeutic markets, including orthopedic, cardiovascular and neurologic indications.

Under terms of the agreement, ThermoGenesis will issue approximately 12,491,000 shares of its common stock to TotiRx which equates to a value of approximately $18.6 million, based on ThermoGenesis’ closing stock price of $1.49 on July 15, 2013.  The merger agreement has been unanimously approved by the board of directors of each company.  The transaction is expected to close in the fourth quarter of 2013 and is subject to customary closing conditions, certain financial conditions, regulatory approvals and approval by the shareholders of ThermoGenesis and TotiRx. The combined company is expected to be named Cesca Therapeutics (“Clinical Excellence in Stem Cell Applications”) and will continue to trade on NASDAQ under the ticker symbol KOOL.

“This merger is transformative.  By combining our cell-based device technologies with TotiRx’s clinically validated therapeutic protocols and cell therapy kits for major therapeutic areas, we expect Cesca to be one of the first fully integrated regenerative medicine companies,” said Matthew T. Plavan, Chief Executive Officer of ThermoGenesis.  “Our best-in-class products will give healthcare providers the ability to consistently execute every step of the cell therapy treatment process, at the patient’s bedside, in less than an hour and at a fraction of the cost of typical cell therapy models.  This merger also provides us with the important ability to rapidly and cost-effectively commercialize these new cell therapies, by leveraging our proprietary contract research organization and an exclusive, cell therapy partnership with Fortis Healthcare System.  Taken together with the foundation of our cord blood device platform, method/design patent portfolio and existing revenue streams, we believe this combination offers tremendous potential for shareholder value creation.”

TotiRx is a leading regenerative medicine development company that has eight autologous cell therapies in various stages of clinical development targeting areas of high unmet medical need, including osteoarthritis, avascular necrosis, acute myocardial infarction and critical limb ischemia.  TotiRx is believed to be the world’s only clinical research organization (CRO) specializing solely in cellular therapeutic development services and utilizes the breadth and depth of its expertise and service offerings, along with an unmatched footprint in India, to navigate the complex and challenging cellular therapy regulatory environment, improve efficiency, and deliver better clinical trial outcomes.  TotiRx also brings an established cord blood banking business with a growing revenue stream and a high-value strategic partnership with Fortis Healthcare, an esteemed chain of specialty hospitals networked throughout India and across Asia.

“Regenerative medicine is one of the fastest growing areas of modern medicine and is widely expected to become a major component of our future global healthcare system,” said Kenneth L. Harris, Chairman and Chief Executive Officer of TotiRx.  “Key to being a leader in this market is the ability to provide safe, effective, point-of-care therapy that works for the patient, physician and hospital provider.  The autologous cell therapy approach we employ requires strict standards and control of collection, handling, and redelivery to the body, but provides for significantly lower clinical and regulatory risk, reducing cost and enhancing our speed to market.  This merger is the natural evolution for our existing strategic partnership with ThermoGenesis, and the superior performance of their equipment, which we currently use in both our clinical trial and cord blood businesses, has been an integral component of our successful clinical trial work.”
Strategic benefits of the merger include:
•
One of the First Integrated Regenerative Medicine Companies.  Cesca Therapeutics will be one of the first companies to bring together cell-therapy-related devices, patented platform technologies, proprietary cell formulations and a cell-therapy-specific Clinical Research Organization.

•
One of the First to Provide Practical, Commercializable Cell Therapies. Cesca Therapeutics will offer safe and effective therapies backed by clinical evidence, including 10 clinical trials in osteoarthritis, avascular necrosis, cardiac and critical limb ischemia, among others, using patient- and regulator-friendly autologous cells and at the bedside, in a 60 minute protocol.

•
The Ability to Rapidly and Cost-Effectively Implement New Clinical Trials.  Cesca Therapeutics will have the ability to rapidly initiate clinical development of new cell therapies at its U.S. FDA-registered CRO in India and generate high quality data at a fraction of the cost of clinical trials undertaken in the U.S. or Europe.

•
Positioned to Commercialize in Both Developed and Emerging Markets.  Cesca’s existing U.S. and Asian footprints uniquely position it to meet the needs of patients, hospitals, and physicians across the globe.  This footprint allows flexibility to meet the variable market demands in service and price.

•
Significant Value Creation.  As a combined company, Cesca Therapeutics should support a higher valuation than either company alone, with the potential to create additional, near and long-term shareholder value through growth in its base business and the development of new protocols in major therapeutic areas.

Mr. Plavan will serve as Chief Executive Officer of the new organization, and Mr. Harris will serve as President. In addition to his role as President, Mr. Harris will join the Board of Directors of the new company.

Roth Capital Partners acted as financial advisor to ThermoGenesis and rendered a Fairness Opinion to its Board of Directors in this transaction and Weintraub Tobin Chediak Coleman Grodin Law Corporation acted as legal counsel to ThermoGenesis.

Conference Call and Webcast
Management will hold a conference call today at 6 a.m., Pacific (9 a.m., Eastern) to discuss the merger transaction.
Conference call details:
Dial-in (U.S.):	1-800-860-2442
Dial-in (Internationally):	1-412-858-4600
Conference Name:	“ThermoGenesis”

To listen to the audio webcast of the call during or after the event, please visit
http://www.thermogenesis.com/company/investor-relations/webcasts-calls/
An audio replay of the conference call will be available beginning approximately two hours after completion of the call for the following five business days.
To access the replay:

Access number (U.S.):	1-877-344-7529
Access number (Internationally)	1-412-317-0088
Conference ID#:	385107

About ThermoGenesis Corp.
ThermoGenesis Corp. (www.thermogenesis.com) is a leader in developing and manufacturing automated blood and bone marrow processing systems and companion disposable products that enable the separation, processing and preservation of cell and tissue therapy products. These include:
•	The BioArchive® System, an automated cryogenic device, used by cord blood stem cell banks in more than 30 countries for cryopreserving and archiving cord blood stem cell units for transplant.
•
AXP® AutoXpress® Platform (AXP), a proprietary family of automated devices that includes the AXP and the MXP® MarrowXpress® and companion sterile blood processing disposables for harvesting stem cells in closed systems. The AXP device is used for the processing of cord blood. The MXP is used for the preparation of cell concentrates, including stem cells from bone marrow aspirates in the laboratory setting.

•	The Res-QTM 60 (Res-Q), a point-of-care system designed for the preparation of cell concentrates, including stem cells, from bone marrow aspirates and whole blood for platelet rich plasma (PRP).
About TotipotentRx Corporation
TotiRx is engaged in the research, development, and commercialization of cell-based therapeutics for use in regenerative medicine.  The Company operates three distinct businesses to serve patients, physicians and partners:  TotiRx’s Therapeutics Division, which specializes in developing new cell therapies utilizing TotiCell™, a rapid, intraoperative system for harvesting, preparing, testing, and delivering therapeutic doses of autologous stem cells and proteins; TotiRx’s Contract Services Division, the only specialized cell therapy CRO globally, which leverages the Company’s unique expertise in designing, managing, and completing cell based clinical trials including the ability to support various device prototyping and validation typically required in combination products; and TotiRx’s Cell Manufacturing and Banking Services, which operates advanced clinical cell manufacturing, processing, testing, and storage facilities compliant with Good Manufacturing Practices, Good Tissue Practices, and Good Laboratory Practices.

Forward Looking Statement
This press release contains forward-looking statements. Such forward-looking statements include but are not limited to that the proposed merger will be consummated and that the resulting company will be able to become a fully integrated regenerate medicine company, to provide practical, commercializable cell therapies, to rapidly and cost-efficiently develop new clinical trial, cell therapies, to be positioned to commercialize in both developed and emerging markets and to create higher shareholder value.  These statements involve risks and uncertainties that could cause actual outcomes to differ materially from those contemplated by the forward-looking statements. Several factors including the timing of proposed merger, the efficiency of integrating two companies, timing of FDA and foreign regulatory approvals as to products, changes in customer forecasts, our failure to meet customers' purchase order and quality requirements, supply shortages, production delays, changes in the markets for customers' products, introduction timing and acceptance of our new products scheduled for fiscal year 2014, and introduction of competitive products and other factors beyond our control could result in a materially different revenue outcome and/or in our failure to achieve the revenue levels we expect for fiscal 2014.  A more complete description of these and other risks that could cause actual events to differ from the outcomes predicted by our forward-looking statements is set forth under the caption "Risk Factors" in our annual report on Form 10-K and other reports we file with the Securities and Exchange Commission from time to time, and you should consider each of those factors when evaluating the forward-looking statements.

ThermoGenesis Corp.
Web site: http://www.thermogenesis.com
Contact: Investor Relations
+1-916-858-5107, or
ir@thermogenesis.com
Non-Solicitation
This press release and the information contained herein shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information
In connection with the merger, ThermoGenesis intends to file a registration statement (including a prospectus) on Form S-4 with the Securities and Exchange Commission.  Holders of ThermoGenesis Common Stock and TotipotentRx Corporation common stock are urged to read the proxy statement/prospectus and any other relevant documents when filed because they contain important information about ThermoGenesis, TotipotentRx and the merger.  A proxy statement will be sent to holders of our Common Stock and a proxy statement/prospectus will be sent to holders of TotipotentRx Corporation common stock.  When filed, the proxy statement/prospectus and other documents relating to the proposed merger can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents can also be obtained free of charge from ThermoGenesis upon written request to ThermoGenesis, Investor Relations, 2711 Citrus Road Rancho Cordova, CA 95742.